Exhibit 99.12

CONSENT OF P. O’HARA

The undersigned hereby consents to the references to, and the information derived from those portions of the report titled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Saskatchewan, Canada”, dated effective November 5, 2018 that were prepared by Wood and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F of NexGen Energy Ltd. being filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2019.

/s/ Paul O’Hara
By:	Paul O’Hara
Mineral Process Engineer
Wood Canada Limited

Dated: March 11, 2020